ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

MANAGEMENT’S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SEPTEMBER 30, 2005

ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

INDEX

      Page No.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

3

Capital Expenditures

4

Liquidity and Capital Resources

4

Notes Payable – Bank

4

Long Term Debt

5

Five-year Maturity Schedule

5

Other Information

Legal Proceedings

5

Safe Harbor Statement

6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Results of Operations – Three Months

Three Months Fiscal 2005 and Three Months 2004

During the three months ended September 30, 2005, Aspen had a net loss of $896,979 compared to a net loss of $16,006,366 for the period ended September 30, 2004.  From continued operations a loss before interest, taxes, depreciation and other was $896,979 loss compared to $1,451,985 loss for the three months ended September 30, 2004.

Production decreased with the continuing operations in Canada compared to the prior year.  Average production for the three months ended September 30, 2005 averaged 288 BOE per day in the 3rd quarter of the year representing a decrease of 14% from the 3rd quarter of 2004 of 329 BOE per day.  The production mix in the 3rd quarter of 2005 was 58% gas and 42% oil compared to 65% gas and 35% oil in the 3rd quarter of 2004.  The Company’s production increased 20% from the 2nd quarter of 2005, showing results of last winter’s successful drilling program in Butte, Saskatchewan.

From continued operations, gross revenues increased to $1,152,018 during the three months ended September 30, 2005, compared to $892,786 during the three months ended September 30, 2004, an increase of 29%.  The increase in gross revenues is mostly attributable to a commodity price increase of oil and gas production in Canada.

General and administrative expenses increased approximately 25% to $1,249,143 during the three months ended September 30, 2005 compared to $995,637 three months ended September 30, 2004.  The increase is due to an employee severance payment and an out of court settlement from the Duke Energy lawsuit.  Excluding the impact of these one-time charges, G&A decreased by 17% from the same period in 2004.

Interest and financing expenses have decreased due to the decrease in average bank debt.  The bank debt has decreased to $237,335 for the period ended September 30, 2005 compared to $709,606 for the period ended June 30, 2005.

Results of Operations – Nine Months

Nine Months Fiscal 2005 and Nine Months 2004

During the nine months ended September 30, 2005, Aspen had a net loss of $2,625,548 compared to a net loss of $16,006,366 during the nine months ended September 30, 2004, was due to the loss on sale of the US oil & gas assets of $14,554,381.  From continued operations a loss before interest, taxes, depreciation and other was $2,592,390 for the nine months ended September 30, 2005 compared to $2,629,491 for the nine months ended September 30, 2004.

Production decreased with the continuing operations in Canada.  Average production for the nine months ended September 30, 2005 averaged 260 BOE per day in the nine months of the year representing a decrease of 25% from the nine months of 2004 of 326 BOE per day.  The production mix in the nine months of 2005 was 60% gas and 40% oil compared to 65% gas and 35% oil in the nine months of 2004.

From continued operations, gross revenues decreased slightly to $2,689,490 during the nine months ended September 30, 2005, compared to $2,724,200 during the nine months ended September 30, 2004, a decrease of 1.28%.  The decrease in gross revenues is attributable to a decrease in revenues from United Cementing & Acid Company and production decreases in Canada.

Results of Operations – Nine Months

Nine Months Fiscal 2005 and Nine Months 2004 (continued)

General and administrative expenses increased approximately 35% to $2,674,222 during the nine months ended September 30, 2005 an increase of $941,495.  The increase is attributable to an increase in legal expenses of $600,000 due to the large number of legal claims the company is currently defending and an out of court settlement from the Duke Energy lawsuit (see OTHER INFORMATION, Legal Proceedings).

Interest and financing expenses have decreased due to the decrease in average bank debt.  The bank debt has decreased from $2,182,000 September 30, 2004 to $237,335 September 30, 2005.

Capital Expenditures

Aspen’s capital expenditures for the nine months ending September 30, 2005 totaled $3,266,000.  The capital costs are allocated as $2,441,000 in drilling and completion costs, $165,000 allocated in purchasing petroleum and natural gas leases and $480,000 for purchasing developed petroleum and natural gas properties.

The Company has participated and acted as operator, in drilling 4 (net 2) wells.  Two of the wells located in the Daly Field in Manitoba , were declared commercial and have come on production in the 4th quarter of 2005.  The 2 other wells have been cased, one in North Dakota and the other in Manitoba waiting further evaluation.

Liquidity and Capital Resources

As at September 30, 2005, Aspen had working capital of $166,250 compared to working capital of $6,763,135 at September 30, 2004 before bank debt.  The change in working capital was due to the oil and gas drilling activity in the past twelve months.  In the near future the company will finance any future development drilling activities with cash flow, working capital and further bank financing.

As at September 30, 2005, Aspen Endeavour Resources Inc., The Company’s wholly owned Canadian subsidiary, has a bank production loans payable as follows:

Notes Payable - Bank

The following is a summary of note payable – bank at September 30, 2005

Revolving $1,246,000 production loan, repayable in equal monthly instalments of $62,310 commencing September 1, 2004 bearing interest at bank prime plus 0.75% which is secured by petroleum and natural gas properties, currently no outstanding amounts are due.

Long Term Debt

As at September 30, 2005, United Cementing & Acid Company has the following long term debt:	2005

$300,000 equipment loan, payable in monthly instalments of $3,650 which includes interest at 7.5% through June 2004 secured by real estate	$202,463

$272,419 equipment loan, payable in monthly instalments of $6,654 which includes interest at the base prime plus ½% through June 2005 secured by substantially all of the Company’s assets	34,872

Other	9,866
$247,201

Less – current portion	110,548

Total long term debt, less current maturities	$136,653

Five-year maturity schedule

Long-term debt is due as follows:

2005	$31,333
2006	56,682
2007	159,186

OTHER INFORMATION

Legal Proceedings

The Company and its subsidiaries, in the normal course of operations, are sometimes named as defendants in litigation.  The nature of these claims is related to disputes arising from services provided by outside contractors or for delinquent payments.  The Company does not expect that the results of any of these proceedings will have a material adverse effect on the Company’s financial position.

The Company and its subsidiaries are also involved in lawsuits with former officers, former directors, former shareholders and entities owned or controlled by these parties and certain other parties with whom the Company may have had business relationships.  Allegations against the Company include liabilities for unpaid compensation, violations of employment contracts and Canadian income tax reassessments due to flow-through share transactions.  The Company is vigorously defending these actions and in certain cases has filed counter suits against these parties.  In the quarter ending September 30, 2005 the Company has successfully settled the Duke Energy lawsuit.  Pursuant to the settlement agreement, terms were not disclosed.  The Company does not consider the amount of the settlement to be material.

OTHER INFORMATION (continued)

Safe Harbour Statement under the Private Securities Litigation Reform Act of 1995:

Certain statements in this filing, and elsewhere (such as in other filings by Aspen Resources with the Commission, press releases, presentations by Aspen Resources Corporation or its management and oral statements) constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aspen Resources Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among other things, (i) significant variability in Aspen’s quarterly revenues and results of operations as a result of variations in the Aspen's production in a particular quarter while a significant percentage of its operating expenses are fixed in advance, (ii) changes in the prices of oil and gas, (iii) Aspen's ability to obtain capital and (iv) other risk factors commonly faced by small oil and gas companies.